On August 9, 2002 and through a written consent, the undersigned holder of record of interests in the BBH U.S. Money Market Portfolio (the "Portfolio"), acting pursuant to Section 9.8 of the Declaration of Trust of the Portfolio dated as of June 15, 1993, and, if applicable, the authority of its investors, does hereby approve and consent to the following actions, which approval and consent shall for all purposes be treated as a vote taken at a meeting of holders duly called for such purpose:

Proposal 1:

Resolved: That the Portfolio's fundamental policy regarding borrowing is hereby modified in its entirety as follows:

The Portfolio may not borrow money, except as permitted by the Investment Company Act of 1940, as amended, and rules thereunder.

Percentage of interest constituting approval, if less than 100%: 96.17%

Proposal 2:

Resolved: That the Portfolio's fundamental policy regarding investments in restricted securities is hereby replaced in its entirety with the following non-fundamental policy, which may be changed by the Trustees of the Portfolio without Holder approval:

The Portfolio may not invest more than 10% of its net assets (taken at the greater of cost or market value) in illiquid securities.

Percentage of interest constituting approval, if less than 100%: 96.03%

Proposal 3:

Resolved: That the Portfolio's fundamental policy regarding investments in other investment companies is hereby replaced in its entirety with the following non-fundamental policy, which may be changed by the Trustees of the Portfolio without Holder approval:

The Portfolio may not purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets, and except that it may invest in securities of other investment companies subject to the restrictions set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended.

Percentage of interest constituting approval, if less than 100%: 96.20%